25 Minneakoning Road, Flemington, NJ 08822

Main Telephone: (908) 782-3431

VIA EDGAR SUBMISSION

April 5, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NovaDel Pharma Inc.

Form 10-KSB for Year Ended July 31, 2005

Form 10-Q for Quarter Ended January 31, 2006

File Number: 1-32177

Dear Mr. Rosenberg:

Thank you for your comments regarding the above-referenced filings. We appreciate your assistance in helping us ensure our filings comply with the applicable disclosure requirements. The following sets forth the comments provided to us in our telephone conversation with Mr. Mark Brunhofer on April 4, 2006 and our responses thereto:

1.

Comment: In its letter to the Commission dated March 23, 2006, NovaDel Pharma Inc. (“the Company”) stated that it will make certain improvements to its future filings. Provide a representation that such future filings will include filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

Response: The Company represents that it will make such improvements, including the Company’s responses to the Staff’s comments set forth in the Company’s response letter dated March 23, 2006, in its future filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

2.

Comment: In its letter to the Commission dated March 23, 2006, the Company stated, “In the past, the Company’s ability to provide discrete project-to-date costs for each product candidate was limited as the Company did not begin to rigorously track costs on a product candidate basis until the latter part of 2005. The improved tracking of costs on a product candidate basis in 2005 coincided with the Company’s hiring of a new Chief Financial Officer and Corporate Controller.” Provide a representation that the Company will disclose in its future filings that it did not begin to rigorously track costs on a product candidate basis until after the hiring of the Chief Financial Officer and Corporate Controller on or about April 2005.

Response: The Company represents that it will disclose in its future filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 that it did not begin to rigorously track costs on a product candidate basis until after the hiring of the Chief Financial Officer and Corporate Controller on or about April 2005; and, as such, the Company is not able to report project to-date costs for its product candidates.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping us ensure that the Company provides appropriate disclosures in its public filings. Should you have any questions about the above responses, please feel free to contact the undersigned at (908) 782-3431, ext. 2550.

Very truly yours,

/s/Michael E. Spicer
Michael E. Spicer
Chief Financial Officer

2